Exhibit 99.1

FOR IMMEDIATE RELEASE

St. John's, NL – March 28, 2019

FORTIS EXECUTES ON PLANS FOR A CLEANER ENERGY FUTURE

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS) continues to strengthen its commitment to a cleaner energy future with positive announcements at two Fortis utilities this week.

Tucson Electric Power ("TEP") announced the construction of the US$370 million Oso Grande Wind Project (also referred to as the New Mexico Wind Project). Once constructed, this 247-megawatt ("MW") wind farm will become TEP's largest renewable energy resource, enough to power nearly 100,000 homes.

FortisBC announced its energy conservation and efficiency program expenditures will increase substantially to $368.5 million over the 2019-2022 period. The new program represents a doubling of expenditure in 2019 and a tripling of expenditure by 2022. The new program will lower energy use, emissions and costs in everything from hospitals to homes. Customer benefits include extending the residential high-efficiency natural gas furnace rebate to be offered year-round and providing greater access to certified experts to help manage energy use.

"With this wind farm and other upcoming projects, TEP's renewable energy production is expected to exceed 28 percent of its retail sales by 2021, bringing the utility close to the 30 percent goal it has planned to achieve by 2030. FortisBC's conservation and efficiency program enhancements are expected to decrease carbon dioxide emissions by 50,000 tonnes annually, the equivalent of taking close to 11,000 cars off the road," said Barry Perry, President and Chief Executive Officer, Fortis. "The actions of TEP and FortisBC are examples of the good work taking place across all Fortis utilities to transition to a lower-carbon economy."

EDF Renewables North America will develop the wind farm for TEP through a build and transfer agreement. The project was selected through a competitive bid process and will qualify for federal tax credits that are expected to recoup more than two thirds of its cost over its first ten years of operation, savings that will be passed along to TEP's customers. Construction is expected to begin later this year and the wind farm should be online by the end of 2020.

Over the next two years, TEP's clean energy resources will be boosted by the Oso Grande Wind Project and two other large new projects expected to come online in 2020:

•	The 99-MW Borderlands Wind Project in western New Mexico. This project is being developed through a power purchase agreement with Borderlands Wind LLC, a subsidiary of NextEra Energy.

•	The Wilmot Energy Center in southeast Tucson, which will include a 100-MW solar array and a 30-MW battery storage system being developed through a power purchase agreement with NextEra Energy.

FortisBC's enhanced energy conservation and efficiency plans incorporate feedback from extensive consultation with customers and stakeholders and a comprehensive review of British Columbia's ("B.C.") energy savings potential. The plans were designed with the intent of helping achieve the goals and targets set out in B.C. legislation including the Clean Energy Act and the Energy Step Code.

"We continue to execute on our five-year $17.3 billion capital plan with sustainability and delivering cleaner energy as one of our key focus areas," added Mr. Perry. "Our commitment to sustainable practices remains front and centre while serving our communities across North America."

About Fortis
Fortis is a leader in the North American regulated electric and gas utility industry with 2018 revenue of C$8.4 billion and total assets of C$53 billion as at December 31, 2018. The Corporation's 8,800 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

Forward-Looking Information
Fortis includes "forward-looking information" in this media release within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information). Forward-looking information included in this media release reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: the Corporation's forecast capital expenditures for the period 2019 through 2023 and the nature, timing, expected costs and benefits of certain projects, including the Oso Grande Wind Project, Borderlands Wind Project, Wilmot Energy Center and the increase in energy efficiency capital expenditures at FortisBC.

Forward-looking information is subject to risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such risk factors or assumptions include but are not limited to: the implementation of the Corporation's five-year capital plan; no material capital project and financing cost overrun related to any of the Corporation's capital projects; and risks relating to failure to complete the transaction and the timing thereof. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be carefully considered and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information included in this media release is given as of the date of this media release and Fortis disclaims any intention or obligation to revise or update any forward-looking information, whether as a result of new information, future events or otherwise.

For more information please contact:

Investor Enquiries Ms. Kealey Martin Director, Investor Relations Fortis Inc. 709.737.2900 investorrelations@fortisinc.com	Media Enquiries Ms. Jennifer Lawlor Manager, Corporate Communications Fortis Inc. 709.737.2799 media@fortisinc.com